Exhibit 99.1

PRESS RELEASE

Magic Software Announces SELECTED PRELIMINARY third quarter 2023 Financial Results

Company will announce results for the third quarter of 2023 on November 14, 2023

Or Yehuda, Israel, November 8, 2023 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (the “Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, today provided certain selected preliminary unaudited financial results for the third quarter ended September 30, 2023.

“During the latter half of the third quarter of 2023, we experienced a substantial and unexpected decline in demand for our software services from several of our important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend active time and materials based projects. This reduced demand had a negative impact on our third quarter revenues and will also impact partially our fourth quarter top line”, said Guy Bernstein, Chief Executive Officer of Magic. “As a result, third quarter revenue will be below the low end of the prior guidance range. Despite this unexpected decline in demand, it did not have a material impact on our profitability, and we expect our non-GAAP operating margin for the third quarter to be approximately 13.2%, which mimics such margin for the first half of 2023,” concluded Mr. Bernstein.

In addition to the above-described factor, the outbreak of Israel’s war against the terrorist organization Hamas as of October 7, 2023 has resulted in approximately 200 of the Company’s employees being drafted for reserve duty and unavailable for work. Furthermore, the Company’s New Israeli Shekel (NIS)-denominated operations have been adversely impacted by the continued devaluation of the NIS in relation to the U.S. dollar, which has caused further deterioration to the Company’s fourth quarter results of operations. All of the foregoing factors, together with the uncertain global macroeconomic environment, have caused the Company to anticipate significantly lower revenues, and, accordingly, to adjust its revenue guidance, for the fourth quarter of 2023 and, consequently, for the full year of 2023.

Third quarter revenue is now expected to be approximately $129.3 million, compared to the previous expectation of $142.4 million to $143.1 million.

Non-GAAP operating income* is now expected to be approximately $17.1 million in the third quarter of 2023, approximately 13.2% as a percentage of revenue and the same as for the first half of 2023.

For the fourth quarter of 2023, we are now expecting revenues to be in the range of $115 million to $125 million.

* Non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information on non-GAAP financial measures and a reconciliation to the most comparable GAAP measures.

Conference Call Details

Magic Software’s management will host a conference call on Tuesday, November 14, 2023, at 9:00 am Eastern Standard Time (16:00 Israel time) to review and discuss Magic Software’s third quarter 2023 results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

See “Reconciliation of GAAP to Non-GAAP Financial Measures” below for a reconciliation of relevant GAAP to non-GAAP measures presented in this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of IT consulting services and end-to-end integration and application development platforms solutions.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2022, which filed on May 11, 2023, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Reconciliation of GAAP to Non-GAAP Financial Measures

The following table presents a reconciliation of GAAP operating income to non-GAAP operating income for the three months ended September 30, 2023.

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in Millions

Three months ended
September 30,
2023
Unaudited

GAAP operating income	13.3
Amortization of capitalized and aquired software	1.0
Amortization of other intangible assets	2.5
Increase in valuation of contingent consideration related to acquisitions	0.6
Capitalization of software development	(0.9)
Stock-based compensation	0.6
Non-GAAP operating income	$17.1

Press Contact:

Ronen Platkevitz

Magic Software Enterprises
ir@magicsoftware.com

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